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TABLE OF CONTENTS

As filed with the Securities and Exchange Commission on June 3, 2002

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Rule 13e-4)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

SABA SOFTWARE, INC.
(Name of Subject Company (Issuer))

SABA SOFTWARE, INC.
(Name of Filing Person (Offeror))

Certain Options Under the Saba Software, Inc. 1997 Stock Incentive Plan, as amended, and the Saba Software, Inc. 2000 Stock Incentive Plan
to Purchase Common Stock, par value $0.001 per share
(Title of Class of Securities)

7372
(CUSIP Number of Class of Securities)
(Underlying Common Stock)

Geno Tolari
President and Chief Executive Officer
2400 Bridge Parkway
Redwood Shores, CA 94065
(650) 696-3840
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of Person(s) Filing Statement)

Copy to:

Paul 'Chip' L. Lion III, Esq.
Morrison & Foerster LLP
755 Page Mill Road
Palo Alto, CA 94304-1018
(650) 813-5600

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee

$39,674,060	$3,650

*
Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase up to 3,933,141 shares of common stock of Saba Software, Inc. having an aggregate value of $39,674,060 as of May 31, 2002 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option-pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $92 per $1,000,000 of the value of the transaction.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A
Form or Registration No.:	N/A
Filing party:	N/A
Date filed:	N/A
  ☐
  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

    Check the appropriate boxes below to designate any transactions to which the statement relates:

      ☐    third party tender offer subject to Rule 14d-1.
      ☒    issuer tender offer subject to Rule 13e-4.
      ☐    going-private transaction subject to Rule 13e-3.
      ☐    amendment to Schedule 13D under Rule 13d-2.

    Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

INTRODUCTORY STATEMENT

        This Tender Offer Statement on Schedule TO (this "Schedule TO") relates to our offer to exchange certain options to purchase shares of our common stock, par value $0.001 per share for new options to purchase shares of our common stock at a per share exercise price equal to the fair market value of one share of our common stock on the date of grant upon the terms and subject to the conditions in the Offer to Exchange dated June 3, 2002 attached hereto as Exhibit (a)(1) (the "Offer to Exchange") and the related Letter of Transmittal attached hereto as Exhibit (a)(2) (the "Letter of Transmittal" and collectively with the Offer to Exchange, as the Offer to Exchange and the Letter of Transmittal may be amended from time to time, the "Offer").

        The information in the Offer to Exchange and the Letter of Transmittal is incorporated herein by reference in answer to all applicable items in this Schedule TO, except as otherwise set forth below.

Item 1.    Summary Term Sheet.

        The information set forth under "Summary Term Sheet" in the Offer to Exchange, dated June 3, 2002 (the "Offer to Exchange"), attached hereto as Exhibit (a)(1), is incorporated herein by reference.

Item 2.    Subject Company Information.

        (a)  The name of the issuer is Saba Software, Inc., a Delaware corporation (the "Company"). The address of its principal executive offices is Saba Software, Inc., 2400 Bridge Parkway, Redwood Shores, CA 94065, and the telephone number is (650) 696-3840. The information set forth in the Offer to Exchange under Section 9 ("Information Concerning Saba") is incorporated herein by reference.

        (b)  This Tender Offer Statement on Schedule TO relates to an offer by the Company to exchange all options outstanding under the Saba Software, Inc. 1997 Stock Incentive Plan, as amended (the "1997 Incentive Plan"), and the Saba Software, Inc. 2000 Stock Incentive Plan (the "2000 Incentive Plan" and collectively with the 1997 Plan, the "Incentive Plans"), to purchase shares of the Company's common stock, par value $0.001 per share (the "Common Stock"), having an exercise price per share of $5.93 or more (the "Options") for new options (the "New Options") to purchase shares of the Common Stock to be granted under the Incentive Plans upon the terms and subject to the conditions described in the Offer, attached hereto as Exhibit (a)(2). The number of shares of Common Stock subject to the New Options will be equal to the number of shares of Common Stock subject to the Options that are accepted for exchange and canceled. The information set forth in the Offer to Exchange under "Summary Term Sheet," "Introduction," Section 1 ("Number of Options; Expiration Date"), Section 5 ("Acceptance of Options for Exchange and Issuance of New Options") and Section 8 ("Source and Amount of Consideration; Terms of New Options") is incorporated herein by reference.

        (c)  The information set forth in the Offer to Exchange under Section 7 ("Price Range of Common Stock Underlying the Options") is incorporated herein by reference.

Item 3.    Identity and Background of Filing Person.

        (a)  The information set forth under Item 2(a) above is incorporated herein by reference.

Item 4.    Terms of the Transaction.

        (a)  The information set forth in the Offer to Exchange under "Summary Term Sheet," "Introduction," Section 1 ("Number of Options; Expiration Date"), Section 3 ("Procedures for Tendering Options"), Section 4 ("Withdrawal Rights"), Section 5 ("Acceptance of Options for Exchange and Issuance of New Options"), Section 6 ("Conditions of the Offer"), Section 8 ("Source and Amount of Consideration; Terms of New Options"), Section 11 ("Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer"), Section 12 ("Legal Matters; Regulatory Approvals"),

Section 13 ("Material Federal Income Tax Consequences") and Section 14 ("Extension of Offer; Termination; Amendment") is incorporated, herein by reference.

        (b)  The information set forth in the Offer to Exchange under Section 10 ("Absence of Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

Item 5.    Past Contacts, Transactions, Negotiations and Arrangements.

        (a)  The information set forth in the Offer to Exchange under Section 10 ("Absence of Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

Item 6.    Purposes of the Transaction and Plans or Proposals.

        (a)  The information set forth in the Offer to Exchange under Section 2 ("Purpose of the Offer") is incorporated herein by reference.

        (b)  The information set forth in the Offer to Exchange under Section 5 ("Acceptance of Options for Exchange and Issuance of New Options") and Section 11 ("Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer") is incorporated herein by reference.

        (c)  The information set forth in the Offer to Exchange under Section 2 ("Purpose of the Offer") is incorporated herein by reference.

Item 7.    Source and Amount of Funds or Other Consideration.

        (a)  The information set forth in the Offer to Exchange under Section 8 ("Source and Amount of Consideration; Terms of New Options") and Section 15 ("Fees and Expenses") is incorporated herein by reference.

        (b)  The information set forth in the Offer to Exchange under Section 6 ("Conditions of the Offer") is incorporated herein by reference.

        (d)  Not applicable.

Item 8.    Interest in Securities of the Subject Company.

        (a)  Not applicable.

        (b)  The information set forth in the Offer to Exchange under Section 10 ("Absence of Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

Item 9.    Person/Assets, Retained, Employed, Compensated or Used.

        (a)  Not applicable.

Item 10. Financial Statements.

(a)    Financial Information

  (1)
  Reference is made pages 38 to 58 of Saba's Annual Report on Form 10-K for its fiscal year ended May 31, 2001, which is hereby incorporated by reference.

  (2)
  Reference is made pages 3 to 7 of Saba's Quarterly Report on Form 10-Q for its quarter ended February 28, 2002, which is hereby incorporated by reference.

  (3)
  Ratio of earnings to fixed charges(a)

  (4)
  Book value per share(b)

Year Ended May 31,
2001	2000
$0.61	$1.58

(b)    Pro forma information

        Not applicable.

(c)    Summary information

  (1)
  Summarized financial information (in thousands)

	As of
		May 31,
	February 28, 2002
		2001	2000
Current assets	$35,023	$54,818	$89,880
Non current assets	15,852	13,293	7,825
Current liabilities	20,772	35,862	24,790
Noncurrent liabilities	3,525	4,290	4,211
	Nine Months Ended February 28,		Year Ended May 31,
	2002	2001	2001	2000
Revenues	$40,866	$37,594	$53,076	$17,992
Gross profit	29,171	21,424	31,435	8,972
Loss from operations	(21,503)	(54,618)	(65,458)	(55,472)
Net loss	(21,679)	(52,344)	(62,791)	(54,441)
  (2)
  Loss per share from continuing operations

	Nine Months Ended February 28,		Year Ended May 31,
	2002	2001	2001	2000
Basic	$(0.47)	$(1.29)	$(1.55)	$(2.99)
Diluted	(0.47)	(1.29)	(1.55)	(2.99)
  (3)
  Loss per share

	Nine Months Ended February 28,		Year Ended May 31,
	2002	2001	2001	2000
Basic	$(0.47)	$(1.24)	$(1.49)	$(2.94)
Diluted	(0.47)	(1.24)	(1.49)	(2.94)
  (4)
  Ratio of earnings to fixed charges(a)

  (5)
  Book value per share(b)

As of
February 28,		May 31,
2002	2001	2001	2000
$0.55	$0.71	$0.61	$1.58
  (6)
  Not applicable.

(a)
Ratio of earnings to fixed charges is computed by dividing fixed charges into earnings before income taxes plus fixed charges. Fixed charges consist of interest expense (including capitalized interest, amortization of original issue discount and debt issuance costs, as applicable) and the estimated portion of operating lease rental expense that represents the interest factor. For the nine months ended February 28, 2002 and 2001 and the years ended May 31, 2001 and 2000, there was a deficiency of earnings available to cover fixed charges amounting to $23.2 million, $53.8 million, $64.9 million and $55.7 million, respectively.

(b)
Book value per share is computed by dividing total common shareholders' equity by the actual common shares outstanding as of the date indicated.

Item 11.    Additional Information.

        (a)  The information set forth in the Offer to Exchange under Section 10 ("Absence of Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") and Section 12 ("Legal Matters; Regulatory Approvals") is incorporated herein by reference.

        (b)  Not applicable.

Item 12.    Exhibits.

  (a)
  (1)    Offer to Exchange, dated June 3, 2002

  (2)
  Form of Letter of Transmittal

  (3)
  Form of Email to Eligible Option Holders

  (4)
  Form of Letter of Withdrawal

  (5)
  Form of Email Accompanying Distribution of the Offer

  (6)
  Form of Confirmation of Receipt of Letter of Transmittal

  (7)
  Form of Reminder of Approaching Expiration of Option Period

  (8)
  Form of Email to Tendering Option Holders Reporting Results of Option Exchange Program

  (9)
  Saba Software, Inc. Annual Report on Form 10-K for its fiscal year ended May 31, 2001, filed with the Securities and Exchange Commission on August 29, 2001 and incorporated herein by reference

  (10)
  Saba Software, Inc. Quarterly Report on Form 10-Q for its quarter ended February 28, 2002, filed with the Securities and Exchange Commission on April 15, 2002 and incorporated herein by reference

  (b)
  Not applicable.

  (d)
  (1)    Saba Software, Inc. 1997 Stock Incentive Plan, as amended

    (2)
    Saba Software, Inc. 2000 Stock Incentive Plan

    (3)
    Form of Option Agreement Pursuant to the Saba Software, Inc. 1997 Stock Incentive Plan, as amended

    (4)
    Form of Option Agreement Pursuant to the Saba Software, Inc. 2000 Stock Incentive Plan

  (g)
  Not applicable.

  (h)
  Not applicable.

Item 13.    Information Required by Schedule 13E-3.

        (a)  Not applicable.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

SABA SOFTWARE, INC.
/s/ Ronald Kisling Ronald Kisling Chief Financial Officer

Date: June 3, 2002

INDEX TO EXHIBITS

Exhibit Number	Description
(a)(1)	Offer to Exchange, dated June 3, 2002
(a)(2)	Form of Letter of Transmittal
(a)(3)	Form of Email to Eligible Option Holders
(a)(4)	Form of Letter of Withdrawal
(a)(5)	Form of Email Accompanying Distribution of the Offer
(a)(6)	Form of Confirmation of Receipt of Letter of Transmittal
(a)(7)	Form of Reminder of Approaching Expiration of Option Period
(a)(8)	Form of Email to Tendering Option Holders Reporting Results of Option Exchange Program
(a)(9)	Saba Software, Inc. Annual Report on Form 10-K for its fiscal year ended May 31, 2001, filed with the Securities and Exchange Commission on August 29, 2001 and incorporated herein by reference
(a)(10)	Saba Software, Inc. Quarterly Report on Form 10-Q for its quarter ended February 28, 2002, filed with the Securities and Exchange Commission on April 15, 2002 and incorporated herein by reference
(d)(1)	Saba Software, Inc. 1997 Stock Incentive Plan, as amended.
(d)(2)	Saba Software, Inc. 2000 Stock Incentive Plan
(d)(3)	Form of Option Agreement Pursuant to the Saba Software, Inc. 1997 Stock Incentive Plan, as amended
(d)(4)	Form of Option Agreement Pursuant to the Saba Software, Inc. 2000 Stock Incentive Plan.